December 13, 2019

Patricia Beithon
General Counsel and Secretary
APOGEE ENTERPRISES, INC.
4400 West 78th St, Suite 520
Minneapolis, MN 55435

       Re: APOGEE ENTERPRISES, INC.
           Preliminary Proxy Statement on Schedule 14A
           Filed December 6, 2019
           File No. 000-06365

Dear Ms. Beithon:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PRE 14A filed December 6, 2019

Proposal 10: Ratification of Exclusive Forum By-Law, page 97

1. We note that you are asking shareholders to ratify an amendment to your By-laws which provides that the state and federal courts in Hennepin County, Minnesota shall be the sole and exclusive forum for certain proceedings, including derivative actions brought on behalf of the company. Please revise your disclosure to:
        state whether this provision applies to actions arising under the Securities Act and/or the Exchange Act;
        clearly describe any risks or other impacts on investors, including, but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable;
          and
        address any uncertainty about whether a court would enforce this provision.
 Patricia Beithon
FirstNameENTERPRISES, INC.
APOGEE LastNamePatricia Beithon
Comapany13, 2019
December NameAPOGEE ENTERPRISES, INC.
Page 2
December 13, 2019 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Erin Purnell, Staff Attorney, at 202-551-3454 or Jay Ingram, Legal Branch
Chief, at 202-551-3397 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing